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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 8-A/A
                                (Amendment No. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             FIDELITY BANCORP, INC.
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             (Exact Name of Registrant as Specified in Its Charter)



            PENNSYLVANIA                                     25-1705405
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     (State of Incorporation                             (I.R.S. Employer
          or Organization)                               Identification No.)


1009 PERRY HIGHWAY, PITTSBURGH, PENNSYLVANIA                      15237
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(Address of Principal Executive Offices)                       (Zip Code)


Securities Act registration statement file number to which this form relates:

                              N/A (if applicable)
                              ---

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                             Name of Each Exchange on Which
To be so Registered                             Each Class is to be Registered
-------------------                             ------------------------------
        NONE                                                NONE

If this form relates to the registration of a class of         If this form relates to the registration of a class
of securities pursuant to Section 12(b) of the Exchange Act    securities pursuant to Section 12(g) of the Exchange Act
and is effective pursuant to General Instruction A.(c),        and is effective pursuant to General Instruction A.(d),
please check the following box.|_|                             please check the following box.|X|


Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED SHARE PURCHASE RIGHTS
                         -------------------------------
                                (Title of class)

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INFORMATION REQUIRED IN REGISTRATION STATEMENT
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     This Form 8-A/A is being  filed to amend and restate  the  information  set forth in the Registration Statement on Form 8-A to reflect Amendment No. 1 to the Rights Agreement.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
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     On March 18, 2003,  the Board of Directors of Fidelity  Bancorp,  Inc. (the
"Company") declared a dividend of one Preferred Share Purchase Right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Shares"), of the Company. The dividend is payable on March 31, 2003 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's Junior Participating Preferred Stock, Series A, no par value per share ("Preferred Shares") at a price of $60 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated March 31, 2003, by and between the Company and Registrar and Transfer Company, as Rights Agent (the "Rights Agent"), as amended by Amendment No. 1 to the Rights Agreement, dated March 16, 2005.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 10% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on March 18, 2013 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

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

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each holder of a Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $1 per share or 100 times the dividend declared per Common Share. In the event of liquidation, each holder of a Preferred Share will be entitled to the greater of $100 per share or 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend and liquidation rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the long term value of one Common Share.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such

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person or group which have  become  void),  in whole or in part,  at an exchange ratio of one Common Share or one one-hundredth of a Preferred Share per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one- hundredth of a Preferred Share and which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

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


ITEM 2.  EXHIBITS
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Exhibit 4.1       Rights Agreement, dated as of March 31, 2003, by and between
                  Fidelity Bancorp, Inc. and Registrar and Transfer Company, as Rights Agent which includes: as Exhibit A the form of Certificate of Designation of Junior Participating Preferred Stock, Series A of Fidelity Bancorp, Inc.; as Exhibit B the form of Rights Certificate; and as Exhibit C a Summary of Rights to Purchase Preferred Shares (incorporated by reference from the Registration Statement Form 8-A filed by the Registrant on March 31, 2003).

Exhibit 4.2       Amendment No. 1 to Rights Agreement dated March 16, 2005.


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                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    FIDELITY BANCORP, INC.



Date: March 16, 2005                By:  /s/ Richard G. Spencer
                                         ------------------------------------
                                         Richard G. Spencer
                                         President and Chief Executive Officer


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